UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _______)*

Farmmi, Inc.

(Name of Issuer)

Ordinary Shares, $0.001 par value per share

(Title of Class of Securities)

G33277 107

(CUSIP Number)

February 21, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G	Page 2 of 6

CUSIP No. G33277 107

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Guichang Tian
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BE EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,324,434
	6.	SHARED VOTING POWER --
	7.	SOLE DISPOSITIVE POWER 1,324,434
	8.	SHARED DISPOSITIVE POWER --
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,414,434
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.2%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1) The percentage is calculated based upon total outstanding shares of 12,589,857, as of September 30, 2019, as set forth in the Issuer’s Form 20-F, filed on December 31, 2019.

SCHEDULE 13G	Page 3 of 6

CUSIP No. G33277 107

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY: Roundtree Lab LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BE EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 90,000
	6.	SHARED VOTING POWER --
	7.	SOLE DISPOSITIVE POWER 90,000
	8.	SHARED DISPOSITIVE POWER --
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,414,434
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.2%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1) The percentage is calculated based upon total outstanding shares of 12,589,857, as of September 30, 2019, as set forth in the Issuer’s Form 20-F, filed on December 31, 2019.

SCHEDULE 13G	Page 4 of 6

Item 1. (a)	Name of Issuer:

Farmmi, Inc.

Item 1. (b)	Address of Issuer's Principal Executive Offices:

No. 307, Tianning Industrial Area

Lishui, Zhejiang Province

People’s Republic of China 323000

Item 2. (a)	Name of Person Filing:

Guichang Tian

Roundtree Lab LLC

Item 2. (b)	Address of Principal Business Office or, if none, Residence:

Guichang Tian

21098 White Fur Court

Cupertino, CA 96104

Roundtree Lab LLC

30 N Gould Street, Ste R

Sheridan, WY 82801

Item 2. (c)	Citizenship:

Guichang Tian

United States of America

Roundtree Lab LLC

Wyoming

Item 2. (d)	Title of Class of Securities:

Ordinary Shares, $0.001 par value per share

Item 2. (e)	CUSIP Number:

G33277 107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

SCHEDULE 13G	Page 5 of 6

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Guichang Tian	1,324,434	10.5%	1,324,434	-	1,324,434	-
Roundtree Lab LLC	90,000	0.6%	90,000	-	90,000	-
	1,414,434	11.2%	1,414,434		1,414,434

*The percentage is calculated based upon total outstanding shares of 12,589,857, as of September 30, 2019, as set forth in the Issuer’s Form 20-F, filed on December 31, 2019.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Please refer to the disclosures in Items 2 and 4 contained herein. Mr. Guichang Tian and Roundtree Lab LLC, collectively own 1,414,434 of the Ordinary Shares in the aggregate. Mr. Guichang Tian has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares represented by this Schedule 13G that may be deemed to be beneficially owned by Roundtree Lab LLC.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

SCHEDULE 13G	Page 6 of 6

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2020

By:	/s/ Guichang Tian
Name:	Guichang Tian

ROUNDTREE LAB, LLC

By:	/s/ Guichang Tian
Name:	Guichang Tian, sole member